UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Lucas Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

549333 20 1
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
2687 California Street
San Francisco, California 94115
(607) 279-5382

ROBERT L. FROME, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,944,553 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,944,553 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,553 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,010,655
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,010,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,955,208 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,955,208 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,955,208 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON OO

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON RYAN J. MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,955,208 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,955,208 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,955,208 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON IN

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON JOSHUA D. YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,757,053 Shares directly owned, and Warrants to purchase 187,500 Shares that may be deemed to be beneficially owned, by Meson Constructive is approximately $5,616,108, including brokerage commissions.  Such securities were acquired with the working capital of Meson Constructive.

The aggregate purchase price of the 1,010,655 Shares directly owned by Meson LP is approximately $1,651,670, including brokerage commissions.  Such securities were acquired with the working capital of Meson LP.

The aggregate purchase price of the 196,666 Shares directly owned, and Warrants to purchase 150,000 Shares that may be deemed to be beneficially owned, by Young LP is approximately $381,941, including brokerage commissions.  Such securities were acquired with the working capital of Young LP.

Each of Meson Constructive, Meson LP and Young LP effects purchases of securities primarily through margin accounts maintained for it with brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,147,745 Shares outstanding, which is the total number of Shares outstanding as of September 11, 2012 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 11, 2012.

As of the close of business on September 27, 2012, Meson Constructive may be deemed to beneficially own 2,944,553 Shares, including 187,500 Shares underlying Warrants, constituting approximately 11.2% of the Shares outstanding.  By virtue of their relationship with Meson Constructive discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson Constructive.

As of the close of business on September 27, 2012, Meson LP may be deemed to beneficially own 1,010,655 Shares, constituting approximately 3.9% of the Shares outstanding.  By virtue of their relationship with Meson LP discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson LP.

As of the close of business on September 27, 2012, Young LP may be deemed to beneficially own 346,666 Shares, including 150,000 Shares underlying Warrants, constituting approximately 1.3% of the Shares outstanding.  By virtue of their relationship with Young LP discussed in further detail in Item 2, each of Young LLC and Joshua D. Young may be deemed to beneficially own the Shares beneficially owned by Young LP.

CUSIP NO. 549333 20 1

The Warrants owned by the Reporting Persons contain “blocker” provisions which restrict exercise of any portion of the Warrants to the extent that after giving effect to such exercise, the holders thereof would beneficially own in excess of specified ownership limitations (4.99% of the outstanding Shares with respect to 287,500 Warrants reported herein and 9.99% of the outstanding Shares with respect to 50,000 Warrants reported herein, subject to increase or decrease to the ownership limitations as set forth in the respective Warrants, but in no event greater than 9.99% of the outstanding Shares).

This statement reports an aggregate of 4,301,874 Shares, including 337,500 Shares underlying Warrants, constituting approximately 16.2% of the Shares outstanding.

Item 5(c) is hereby amended and restated to correct certain typographical errors contained in Schedule A to the initial Schedule 13D and to report subsequent transactions:

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.  All of such transactions were effected in the open market unless otherwise indicated.

CUSIP NO. 549333 20 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2012	MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.

	By:	Meson Capital Partners LLC General Partner

	By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC General Partner

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

/s/ Ryan J. Morris
RYAN J. MORRIS

YOUNG CAPITAL PARTNERS, LP

By:	Young Capital Management, LLC General Partner

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

CUSIP NO. 549333 20 1

YOUNG CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

/s/ Joshua D. Young
JOSHUA D. YOUNG

CUSIP NO. 549333 20 1

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale
MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
Common Stock	524,964	1.8600	09/11/12
Warrants	187,500*	*	09/11/12
Common Stock	750,000*	*	09/11/12
Common Stock	195,036	1.8762	09/12/12
Common Stock	354,519	2.0800	09/19/12
Common Stock	223,225	2.2158	09/20/12
Common Stock	179,309	2.2030	09/24/12
Common Stock	530,000#	2.2500	09/26/12
MESON CAPITAL PARTNERS LP
Common Stock	10,000	1.5950	07/20/12
Common Stock	10,000	1.5101	07/23/12
Common Stock	21,000	1.6450	07/26/12
Common Stock	20,000	1.6550	07/27/12
Common Stock	45,400	1.6934	07/30/12
Common Stock	188,340	1.7257	07/31/12
Common Stock	91,865	1.7513	08/01/12
Common Stock	142,837	1.7701	08/02/12
Common Stock	22,040	1.8145	08/08/12

* Included within 750,000 Units purchased by Meson Constructive for $1.65 per Unit in a registered offering conducted by the Issuer.  Each Unit consists of one Share and 0.25 of a Warrant to purchase one Share.

# Securities acquired in a private transaction.

CUSIP NO. 549333 20 1

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

Common Stock	1,190	1.7950	08/16/12
Common Stock	30,000	1.8180	08/20/12
Warrants	83,334#	0.3000	08/24/12
Common Stock	83,334*	1.0000	08/24/12
Common Stock	30,000	1.7883	08/24/12
Common Stock	50,000	1.7950	08/27/12
Warrants	15,167#	0.3000	08/29/12
Common Stock	15,167*	1.0000	08/29/12
Common Stock	60,000	1.7547	08/29/12
Common Stock	150,000	2.1010	09/19/12
Common Stock	25,000	2.2379	09/20/12
YOUNG CAPITAL PARTNERS, LP
Common Stock	(2,000)	1.6350	07/19/12
Common Stock	(2,000)	1.8200	08/23/12
Warrants	12,500**	**	09/11/12
Common Stock	50,000**	**	09/11/12

#  Securities acquired in a private transaction.

* Shares acquired upon the exercise of Warrants.

** Included within 50,000 Units purchased by Young LP for $1.65 per Unit in a registered offering conducted by the Issuer.  Each Unit consists of one Share and 0.25 of a Warrant to purchase one Share.